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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029357

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS PRIME BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George L. Parry (201) 850-5108
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See SEC Rule, Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AP 3/6

Affirmation

I, George L. Parry, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to BNP Paribas Prime Brokerage, Inc. as of December 31, 2009, are true and correct. I further affirm that neither BNP Paribas Prime Brokerage, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

George L. Parry

Chief Financial Officer
Title

Subscribed and sworn to before me on this 26 th day of February, 2010.

Notary Public

IVONNE REYES
Notary Public, State of New York
Registration # 01RE6163245
Qualified in Westchester County
Commission Expires April 2, 2011

BNP Paribas Prime Brokerage, Inc.
(SEC I.D. No. 8-40490)

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL**

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.**

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BNP Paribas Prime Brokerage, Inc.
New York, NY

We have audited the accompanying statement of financial condition of BNP Paribas Prime Brokerage, Inc. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Prime Brokerage, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2009
(in thousands)

Assets		
Cash and cash equivalents	$	50,546
Cash and cash equivalents segregated under federal and other regulations		359,033
Securities borrowed		19,620,765
Receivable from customers		11,031,434
Receivable from brokers, dealers and clearing organizations		111,689
Other assets		28,522
Total assets	$	31,201,989
Liabilities and stockholder's equity		
Liabilities		
Payable to customers	$	14,146,737
Securities loaned		10,560,698
Short-term borrowings		2,886,196
Securities sold under agreements to repurchase		1,550,000
Payable to brokers, dealers and clearing organizations		18,390
Accrued expenses and other liabilities		53,568
		29,215,589
Liabilities subordinated to the claims of general creditors		1,600,000
Stockholder's equity		386,400
Total liabilities and stockholder's equity	$	31,201,989

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization and Nature of Business

BNP Paribas Prime Brokerage, Inc. (the "Company" or "PBI") is a wholly owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

Prior to October 1, 2008 ("Date of Acquisition") the Company, formerly known as Banc of America Finance Services, Inc. ("BAFSI"), was owned by Banc of America Securities LLC (the "Predecessor Parent"), which in turn was a wholly owned subsidiary of Bank of America, N.A.

In September 2008, prior to the acquisition of the Company by BNPPNA (the "Acquisition"), certain assets and liabilities were transferred from the Predecessor Parent to BAFSI in accordance with the September 29, 2008 Share and Asset Purchase Agreement ("SAPA").

On October 1, 2008, BAFSI was acquired by BNPPNA, whereupon the Company's name was changed to BNP Paribas Prime Brokerage, Inc. The acquisition was transacted as a stock and asset purchase acquisition of the Company under the terms of the SAPA, pursuant to which the Predecessor Parent transferred all of the issued and outstanding shares of the capital stock of the Company to BNPP.

The Acquisition was accounted for by BNPPNA, whereby the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the acquisition date. BNPPNA contributed to the Company stockholder's equity of $394,674.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a prime broker that provides a wide range of services to hedge funds including secured financing, securities settlement, custody, capital introduction, securities lending and technology solutions.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2009. Actual results could differ materially from such estimates included in the Statement of Financial Condition.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. Also, the Company has all cash on deposit with major money center banks. Cash and cash equivalents are carried at cost, which approximates fair value.

Securities Transactions
Securities transactions are recorded on the trade date. Customers' securities transactions are reported on the settlement date.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10, (formerly Standards of Financial Accounting Statements ("SFAS") 157 *"Fair Value Measurements"*), based on quoted market prices.

Repurchase Agreements
Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted resale or repurchase amounts plus accrued interest.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or refunded, as necessary. Interest receivable or payable on such transactions is accrued and included in the Statement of Financial Condition in other assets or accrued expenses and other liabilities.

Short-Term Borrowings
The company obtains short-term financing by borrowing from an affiliate using an unsecured loan facility. The principal and accrued interest associated to these borrowings are recorded in the Statement of Financial Condition.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
In accordance with the provisions of FASB ASC 860 (formerly SFAS 140 *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"*), the Company must recognize the proceeds from the sale of noncash collateral received and its obligation to return the collateral in the Statement of Financial Condition.

Securities Received from Customers
Securities received from customers in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

(in thousands)

Receivables and Payables with Customers
Customer receivables and payables represent amounts due from/to customers, primarily related to margin balances and cash deposits, and are reported net by counterparty. The Company does not include in its Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Receivables and Payables with Brokers, Dealers, and Clearing Organizations
Receivables and payables with brokers, dealers, and clearing organizations represent amounts due from/to brokers, dealers and clearing organizations and are reported net by counterparty when the right of offset exists.

Property and Equipment
Property and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 3 to 10 years. Acquired software costs are amortized based on straight-line amortization over the estimated economic life, generally 3 to 5 years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. Property and equipment is recorded in other assets in the Statement of Financial Condition.

Income Taxes
The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company whose ultimate parent is BNPP.

The Company records an income tax provision equal to the total current and deferred tax provision / (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of FASB ASC 740-10 (formerly SFAS 109 "*Accounting for Income Taxes*").

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of accrued expenses and other liabilities in the Statement of Financial Condition.

Effective January 1, 2009, the Company adopted FASB ASC 740-10-25 (formerly FASB Interpretation ("FIN") 48 "*Accounting for Uncertainty in Income Taxes")* with no impact on beginning retained earnings as of January 1, 2009. Uncertain tax positions are evaluated in accordance with the accounting for income taxes which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Accrued interest and penalties are included in accrued expenses and other liabilities in the Statement of Financial Condition.

(in thousands)

Fair Value Measurement – Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820-10 (formerly SFAS 157) established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Recent Accounting Developments
In June 2009, the FASB issued FASB ASC 105-10 (formerly SFAS 168 *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162"*). FASB ASC 105-10 (formerly SFAS 168) establishes the FASB Accounting Standards Codification ("Codification") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change current U.S. GAAP. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of FASB ASC 105-10 (formerly SFAS 168) did not have a material impact on the Company's Statement of Financial Condition. References to authoritative U.S. GAAP literature, however, in the Company's Statement of Financial Condition and notes thereto have been updated to reflect new Codification references.

In June 2006, the FASB issued FASB ASC 740-10-25, (formerly FIN 48). FASB ASC 740-10-25 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's Statement of Financial Condition in accordance with FASB ASC 740-10 (formerly SFAS 109).

(in thousands)

FASB ASC 740-10-25 (formerly FIN 48) prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FASB ASC 740-10-25 (formerly FIN 48) provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FASB ASC 740-10-25 (formerly FIN 48) initially became effective for non-public companies that met certain specific criteria for financial statements issued for fiscal years beginning after December 15, 2006.

On February 1, 2008, the FASB issued FASB ASC 740-10-15 (formerly FASB Staff Position ("FSP") FIN No. 48-2 "*Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises*"), which deferred the effective date of FASB ASC 740-10-25 (formerly FIN 48), for certain non-public enterprises to the annual financial statements for fiscal years beginning after December 15, 2007, unless the non-public entity had issued a full set of annual financial statements prior to the issuance of this FSP.

On December 30, 2008 the FASB issued FASB ASC 740-10-15 (formerly FSP FIN No. 48-3 "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*"), which deferred the application of FASB ASC 740-10-25 (formerly FIN 48) to fiscal years beginning after December 15, 2008 for nonpublic companies that were (a) not a consolidated entity of a public enterprise that applies U.S. GAAP, or (b) had not issued a full set of U.S. GAAP annual financial statements before the issuance of this FSP using the recognition, measurement, and disclosure requirements of FASB ASC 740-10-25 (formerly FIN 48). The Company adopted the application of FASB ASC 740-10-25 (formerly FIN 48) effective January 1, 2009. The impact of the adoption of FASB ASC 740-10-25 (formerly FIN 48) is disclosed in Footnote 7 - Income Taxes.

In September 2009, the FASB issued Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities*, which provides guidance on (1) what constitutes a tax position for a pass-through or not-for-profit entity, (2) determining when an income tax is attributed to the reporting entity or its owners, and (3) accounting for uncertainty in income taxes when applied to a group of related entities composed of both taxable and nontaxable entities. This ASU also eliminates the disclosures required by FASB ASC 740-10-50-15(a) and (b) for nonpublic entities. This ASU is effective for interim and annual periods ending after September 15, 2009, for entities currently applying the guidance in FASB ASC 740 on accounting for uncertainty in income taxes. For entities that have deferred this guidance, the ASU is effective upon initial adoption of the guidance from FASB ASC 740-10-25 (formerly FIN 48). The impact of adoption of this ASU is reflected in Footnote 7 - Income Taxes.

In April 2009, the FASB issued FASB ASC 820-10 (formerly FSP FAS 157-4, *"Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"*) and FASB ASC 270-10 (formerly FSP FAS 107-1 and APB 28-1, *"Interim Disclosures about Fair Value of Financial Instruments"*).

(in thousands)

FASB ASC 820-10 (formerly FSP FAS 157-4) provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales.

It reaffirms what SFAS 157 states is the objective of fair value measurement - to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The Company adopted FASB ASC 820-10 (formerly FSP FAS 157-4) in the quarter ended June 30, 2009. The adoption did not have a material impact on the Company's Statement of Financial Condition.

In February 2008, the FASB issued FASB ASC 860-10, (formerly FSP FAS 140-3 "*Accounting for Transfers of Financial Assets and Repurchase Financing Transaction*"). FASB ASC 860-10 (formerly FSP FAS 140-3) requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under FASB ASC 860 (formerly SFAS 140 "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*"), unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FASB ASC 860-10 (formerly FSP FAS 140-3) is effective for fiscal years beginning after November 15, 2008, and will be applied to new transactions entered into after the date of adoption. The adoption of FASB ASC 860-10 (formerly FSP FAS 140-3) did not have a material impact on the Company's Statement of Financial Condition.

In May 2009, the FASB issued FASB ASC 855-10 (formerly SFAS 165 "*Subsequent Events*"). This Statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events and transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This Statement is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this Statement had no impact on the Company's Statement of Financial Condition. Refer to Footnote 14 - Subsequent Events.

In June 2009, FASB issued FASB ASC 860-10 (formerly SFAS 166 "*Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140*"). This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continued involvement, if any, in the transferred financial assets. Additionally, the concept of qualifying special purpose entity is no longer relevant upon adoption.

(in thousands)

This Statement must be applied as of the beginning of the Company's first annual reporting period that begins after November 15, 2009. For the Company the effective date of this Statement is January 1, 2010. Early adoption is prohibited. The adoption of FASB 860-10 (formerly SFAS 166) did not have a material impact on the Company's Statement of Financial Condition.

In June 2009, the FASB issued FASB ASC 810 (formerly SFAS 167 *"Amendments to FASB Interpretation No. 46(R)"*). FASB ASC 810 (formerly SFAS 167) amends certain requirements of FASB Interpretation enterprises involved with variable interest entities and to provide more relevant and reliable information to users of Statement of Financial Condition. FASB ASC 810 (formerly SFAS 167) requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests provide a controlling financial interest in a variable interest entity.

The determination is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of a variable interest entity that most significantly impact the entity's economic performance.

FASB ASC 810 (formerly SFAS 167) is effective as of the beginning of the first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter. The adoption of FASB ASC 810 (formerly SFAS 167) did not have a material impact on the Company's Statement of Financial Condition.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Receivable/Payable from/to brokers & dealers	$ 60,385	$ 14,100
Receivable/Payable from/to clearing organizations	51,304	4,290
	$ 111,689	$ 18,390

4. Liabilities Subordinated to the Claims of General Creditors

The Company has a subordinated loan agreement with BNPPNA outstanding totaling $1,600,000 at December 31, 2009. The loan expires as of June 30, 2012. The loan bears interest based on the London Interbank Offered Rate ("LIBOR") for which interest at a rate of 3-month LIBOR plus 170 basis points, which resets on a quarterly basis, was calculated and accrued monthly.

The agreement covering the subordinated loan has been approved by FINRA and is therefore available in computing net capital pursuant to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934.

(in thousands)

To the extent that the loan is required for the Company's continued compliance with net capital requirements, it may not be repaid. The subordinated loan agreement has automatic extension with regard to maturity dates. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

5. Deferred Compensation

Under the terms of a deferred compensation plan sponsored by BNPP, employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP, will receive a portion of such excess amount in units according to the Deferred Compensation Scheme 2010 ("DCS 2010"), which vests over a three year period. Units awarded will be based on the average closing price of BNP Paribas shares over a specified period with the final unit price subject to certain performance conditions on an annual basis. The grant date for the DCS 2010 plan is expected to be March 25, 2010. Payments will be made June 2011, 2012 and 2013 on the basis of the respective year's final unit price.

In addition, BNPP allows certain employees to defer up to 75% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP with an offsetting liability to the individual employees.

6. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under a defined contribution 401(k) plan.

7. Income Taxes

The resulting tax payable or benefit receivable is settled with PNA periodically. At December 31, 2009, the Company's current tax receivable from PNA of $5,438 was included in accrued expenses and other liabilities in the Statement of Financial Condition. The Company made tax payments of $5,000 to PNA during 2009.

At December 31, 2009, the Company's net deferred tax asset of $16,107 is comprised of $19,191 of deferred tax assets and $3,084 of deferred tax liabilities. The net deferred tax asset is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts ("temporary differences") arising primarily from the amortization of goodwill and differences in the timing of the recognition of depreciation, deferred compensation, transfer pricing, and accrued interest payable to foreign affiliates.

At January 1, 2009, the Company had a valuation allowance against its NYS deferred tax asset in the amount of $323. At the time, management believed that the level of income needed to be generated to surpass the expected level of minimum tax on capital would not be likely realized. However, upon filing the actual 2008 tax returns, the level of minimum tax due was lower than expected. As such, at December 31, 2009, management has reassessed the need for a NYS valuation allowance, and reversed the valuation allowance previously recorded.

(in thousands)

The Company has, therefore, not recorded a valuation allowance against the net deferred tax asset as of December 31, 2009, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future.

The Company has recorded a Federal net operating loss ("NOL") carryforward of $48,745, a NYS NOL carryforward of $49,361, and a New York City NOL carryforward of $50,010 for the year ended December 31, 2009, on a stand-alone basis, which could be utilized through 2029. However, since the company files as part of a combined return, these NOLs have been utilized by other group members, and the benefit of these NOLs will be compensated by other group members as the Company generates taxable profits.

Effective January 1, 2009, the Company adopted FASB ASC 740-10-25 (formerly FIN 48) *"Accounting for Uncertainty in Income Taxes"* with no impact on beginning retained earnings as of January 1, 2009.

As of December 31, 2009, the Company did not have any unrecognized tax liabilities. As of and for the year ended December 31, 2009, the Company had no accrued interest or penalties related to unrecognized tax benefits in the Company's Statement of Financial Condition. As of December 31, 2009, the Company's open tax years subject to potential examination by the Internal Revenue Service, New York State, and New York City are the short period October 1, 2008 – December 31, 2008 and 2009. The Company does not expect the unrecognized tax benefit to change significantly during the twelve months subsequent to December 31, 2009.

8. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements, and operational support.

At December 31, 2009, the Company has an unsecured line of credit with BNPP. Borrowings under this line of credit bear a rate of LIBOR, as defined by BNPP, plus a nominal interest rate.

The maximum borrowing under these arrangements is €2,000,000 or the U.S. dollar equivalent based on the current exchange rate. On any date in which the equivalent in Euros of the aggregate principal amount of all advances outstanding exceeds 105% of the maximum borrowing amount, BNPP may, at its sole discretion notify PBI of such excess and make demand for prepayment in respect thereof.

(in thousands)

At December 31, 2009, assets and liabilities with related parties consist of the following:

Assets	
Cash and cash equivalents	$ 3,530
Cash and cash equivalents segregated under federal and other regulations	53,942
Securities borrowed	7,194,318
Receivable from brokers, dealers, and clearing organizations	14,152
Other assets	7,356
Total assets	$ 7,273,298
Liabilities	
Securities loaned	$ 6,241,093
Securities sold under agreements to repurchase	800,000
Short-term borrowings	2,886,196
Payable to brokers, dealers, and clearing organizations	3,537
Accrued expenses and other liabilities	12,990
	$ 9,943,816
Liabilities subordinated to the claims of general creditors	$ 1,600,000

Included in other assets in the Statement of Financial Condition at December 31, 2009 are intercompany transfer pricing receivables of $4,432 and interest receivable of $2,924.

Transfer pricing receivables are due from BNP Paribas Prime Brokerage International, LTD ("PBL") and are accounted for in accordance with BNPP transfer pricing agreements.

Accrued expenses and other liabilities at December 31, 2009 include interest payable of $4,957 and a payable of $8,033 to BNPP and affiliates for charges relating to overhead expenses, research and information, technology support and revenue sharing agreements.

9. Pledged Assets, Commitments and Contingencies

In the normal course of business, the Company has margin securities and obtains securities from securities borrowed transactions on terms which permit it to repledge or resell the securities to affiliates and third parties.

At December 31, 2009, the Company obtained and had available securities with a fair value of approximately $35,370,938 on such terms, of which approximately $22,312,087 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

The Company is required to maintain deposits with various clearing organizations. At December 31, 2009, the Company has cash deposits of $45,267 and securities of $702 to satisfy such requirements.

(in thousands)

The Company has pledged $1,550,000 of securities as collateral under tri-party agreements, which cannot be resold or pledged by the counterparty or by the agent holding the security.

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after consultation with counsel, the outcome of legal actions, proceedings and investigations currently pending against it should not have a material adverse effect on the Company's Statement of Financial Condition.

10. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2009, the Company had net capital of $1,886,570, which was $1,480,332 in excess of its required net capital.

11. Cash and Cash Equivalents Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. Rule 15c3-3 requires the deposit of cash, cash equivalents and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2009, the Company had segregated cash and cash equivalents of $349,029.

At December 31, 2009, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The Company was not required to maintain a balance in this account. The Company had segregated cash of $10, 004 at December 31, 2009.

12. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company settles securities activities with customers, brokers and dealers and affiliates. These securities activities are transacted on either a cash or margin basis.

The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, but not yet purchased are included in accrued expenses and other liabilities and represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices.

Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

13. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and cash equivalents segregated under federal and other regulations, securities received as collateral, securities borrowed, receivables from customers, brokers, dealers, and clearing organizations and securities owned (included in other assets on the Statement of Financial Condition).

The cash and cash equivalents segregated under federal and other regulations, securities received as collateral and securities owned are carried at fair value and are classified as Level 1 under the fair value hierarchy. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

(in thousands)

Similarly, substantially all of the Company's liabilities arise from securities loaned, payables to customers, brokers, dealers, and clearing organizations, repos, obligation to return securities received as collateral and securities sold, not yet purchased.

Obligation to return securities received as collateral and securities sold, not yet purchased are carried at fair value and are classified as Level 1 under the fair value hierarchy. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Due to the variable rate of interest, which resets on a quarterly basis, for the subordinated loan agreements the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are classified under the fair value hierarchy below. The Company had no assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2009.

Assets and liabilities utilizing Level 1 inputs include securities that are actively traded. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Cash and cash equivalent segregated under federal and other regulations	$ 359,033	$ -	$ -	$ 359,033
Securities owned - at fair value (included in other assets)	24	-	-	24
	$ 359,057	$ -	$ -	$ 359,057

During 2009, the Company had activity in Level 3 assets. The assets were recorded at fair value and subsequently sold to an affiliate. The fair value of these assets was valued using discounted cash flow method. This activity consisted of the following:

Level 3 Assets	Beginning Balance 12/31/08	Transfers In and/ Out of Level 3	Purchases and Sales, net	Total Realized / Unrealized Gains/ (Losses)	Ending Balance 12/31/09
Securities owned - at fair value	$ -	$ 2,918	$ (2,918)	$ -	$ -

The Company did not have any level 3 assets or liabilities as of December 31, 2009.

14. Subsequent Events

The Company has determined at February 26, 2010, the date the Statement of Financial Condition were issued, there are no recognized or nonrecognized subsequent events requiring disclosure.

* * * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

BNP Paribas Prime Brokerage, Inc.
787 Seventh Avenue
New York, NY 10019

In planning and performing our audit of the financial statements of BNP Paribas Prime Brokerage, Inc. (an indirectly wholly owned subsidiary of BNP PARIBAS) (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
BNP Paribas Prime Brokerage, Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by BNP Paribas Prime Brokerage, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings related to Form SIPC-7T are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of checks made payable to SIPC noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $141 million. Management represents this difference is due to permitted interest netting on matched-book securities lending transactions of $157.5 million on the FOCUS reports, also included as an addition in Form SIPC-7T line item 2b (4), and an adjustment taken in fourth quarter 2009 related to first quarter 2009 for the elimination of intra-firm interest of $16.5 million.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040490 FINRA DEC
BNP PARIBAS PRIME BROKERAGE INC 10*10
ATTN FRANK BRACERO DEP CFO
525 WASHINGTON BLVD 6TH FL
JERSEY CITY NJ 07310-1606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 427,457

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (148,764)

11/19/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 278,693

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 278,693

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 278,693

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BNP PARIBAS PRIME BROKERAGE, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

C.F.O.
(Title)

Dated the 23 day of FEBRUARY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 249,078,921
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		157,460,474
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		157,460,474
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		70,479
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 235,485,921	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 42,287,058	
Enter the greater of line (i) or (ii)		235,485,921
Total deductions		235,556,400
2d. SIPC Net Operating Revenues		$ 170,982,995
2e. General Assessment @ .0025		$ 427,457

(to page 1 but not less than $150 minimum)